SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                 Date: May 2003

                                   Disco S.A.
               --------------------------------------------------
               (Exact name of registrant as specified in charter)

                                   Disco S.A.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                    Argentina
                         ------------------------------
                         (Jurisdiction of organization)

            Larrea 847, First Floor, 1117 Capital Federal, Argentina
            --------------------------------------------------------
                    (Address of principal executive offices)

          Registrant's telephone number, international: +54-11-964-8017
                                                        ---------------

                                    001-14292
                            ------------------------
                            (Commission File Number)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F  X           Form 40-F
                                     ---                    ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes              No  X
                               ---             ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On May 15, 2003, Disco S.A. (the "Company") submitted two letters to the Bolsa de Comercio de Buenos Aires (the Buenos Aires Stock Exchange) (the "Bolsa") informing the Bolsa of (i) the payment of interest due on the Company's 9.875% Notes maturing in 2008 (the "2008 Notes Payment Letter"), (ii) the payment of the principal and interest due on the Company's 9.125% Notes maturing in 2003 (the "2003 Notes Payment Letter") and (iii) the payment made to Distribucion y Servicio D&S, S.A. ("D&S") of the balance of the price due under the Share Purchase Contract of Supermercados Ekonos S.A. shares, dated December 23, 1999, between the Company and D&S (the "Share Payment Letter"). Unofficial English translations of the 2008 Notes Payment Letter, the 2003 Notes Payment Letter and the Share Payment Letter are attached hereto as Exhibit 1, Exhibit 2 and Exhibit 3, respectively.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Disco S.A.

Date: May 21, 2003                 By: /s/Lucas Gerardus Baptist de Jong
                                      ------------------------------------------
                                      Name:   Lucas Gerardus Baptist de Jong
                                      Title:  Vice President acting as President

                                LIST OF EXHIBITS

The following exhibits have been filed as part of this Form 6-K:

Exhibits  Description

1.        Unofficial English translation of the 2008 Notes Payment Letter.

2.        Unofficial English translation of the 2003 Notes Payment Letter.

3.        Unofficial English translation of the Share Payment Letter.

                                                                       Exhibit 1

                                                      Buenos Aires, May 15, 2003

To
Buenos Aires Stock Exchange
(BOLSA DE COMERCIO DE BUENOS AIRES)

Dear Sir,

We hereby duly notify you that we have complied with the filing of the notice regarding the Payment of Interest arising from Simple Negotiable Obligations - Notes due 2008.

Sincerely,

LUCAS GERARDOUS BAPTIST DE JONG
Vicepresident in charge of Presidency

                        PAYMENT OF INTEREST AND PRINCIPAL

                                   DISCO S.A.

                              Payment of Principal

Simple Negotiable Obligations  - Notes due  2008

Holders of negotiable obligations are hereby notified that on May 15, 2003, the payment of interest corresponding to Simple Negotiable Obligations not convertible to book entry shares corresponding to Notes due 2008, with a face value of US$250,000,000 and issued on May 11, 1998, will become due, as part of the program of Negotiable Obligations with a face value of US$350,000,000 authorized by the National Securities Commission ("Comision Nacional de Valores").

o Date of effective payment: The interests shall be paid as from May 15, 2003.
o    Paying agent: Deutsche Bank Trust Company Americas.
o    Payment service number: Interest Payment Number 10/20.
o    Period covering the financial service: From 11/16/2002 up to 05/15/2003.
o Amount payable, percentage and payment currency: Semiannual interest US$ 12,343,750- Annual Rate: 9.875 %.
o    Currency: United States Dollars.
o Residual nominal value: US$1,000 for each minimum share certificate of US$ 1,000.
o Residual nominal value of total issue: US$ 250,000,000 - Residual nominal value 100 %
o Residual technical value: US$1,094.94 for each minimum share certificate of US$ 1,000.
o Residual technical value of total issue: of US$262,343,750. Residual technical value 104.9375 %.

This notice is being pursuant to Section 129 of the Listing Regulations of the Buenos Aires Stock Exchange ("Bolsa de Comercio de Buenos Aires").

                         LUCAS GERARDOUS BAPTIST DE JONG
                      Vicepresident in charge of Presidency

                                                                       Exhibit 2

                                                      Buenos Aires, May 15, 2003

To
Buenos Aires Stock Exchange
(BOLSA DE COMERCIO DE BUENOS AIRES)

Dear Sir,

By means of this letter, we attach the notice of Payment of Interest and Principal arising from Simple Negotiable Obligations - Notes due 2003.

Sincerely,

LUCAS GERARDOUS BAPTIST DE JONG
Vicepresident in charge of Presidency

                        PAYMENT OF INTEREST AND PRINCIPAL

                                   DISCO S.A.

                        Payment of Interest and Principal

Simple Negotiable Obligations  - Notes due  2003

Holders of negotiable obligations are hereby notified that on May 15, 2003, the payment of interest corresponding to Simple Negotiable Obligations not convertible to book entry shares corresponding to Notes due 2003, with a face value of US$100,000,000 and issued on May 11, 1998, will become due, as part of the program of Negotiable Obligations with a face value of US$350,000,000 authorized by the National Securities Commission ("Comision Nacional de Valores").

o    Date of  effective  payment:  The  interests  shall be paid as from May 15,
     2003.
o    Paying agent: Deutsche Bank Trust Company Americas.
o    Payment   service   number:   Interest   Payment  Number  10/10  and  final
     amortization of series 2003, Nominal value 100,000,000.
o    Period covering the financial service: From 11/16/2002 up to 05/15/2003.
o Amount payable, percentage and payment currency: Semiannual interest US$ 4,562,500- Annual Rate: 9.125 %. Payment of Principal: US$100,000,000, 100%
     of Principal.
o    Currency: United States Dollars.
o    Residual nominal value: US$1,000 for each minimum of US$1,000.

This notice is being made pursuant to Section 129 of the Listing Regulations of the Buenos Aires Stock Exchange ("Bolsa de Comercio de Buenos Aires").

                         LUCAS GERARDOUS BAPTIST DE JONG
                      Vicepresident in charge of Presidency

                                                                       Exhibit 3

                                                      Buenos Aires, May 15, 2003

To the
Buenos Aires Stock Exchange
(BOLSA DE COMERCIO DE BUENOS AIRES)

Dear Sirs,

We inform you that on May 2, 2003, Disco S.A. paid to "Distribucion y Servicio D&S" the outstanding balance of the purchase price pursuant to the Share Purchase Contract of "Supermercados Ekono S.A." shares entered into on December 23, 1999, between Disco S.A. and "Distribucion y Servicio D&S, S.A. (D&S)" and "Servicios Profesionales y de Comercializacion S.A." The amounts paid were US$115,416,000 and US$10,451,351.62 corresponding to the balance of the Differed Payment and of the Amount Withheld, respectively, under the aforementioned Share Purchase Contract. It is hereby noted that, notwithstanding that the amounts due corresponding to the Differed Payment and Amount Withheld pursuant to the Share Purchase Contract originally amounted to US$ 80,000,000 and US$ 10,000,000 (minus the amount estimated as Indemnified Claims), Disco S.A. made the payment in accordance with Law 25561, Decree 214/2002 and complementary Rules that set forth the conversion into Pesos of all monetary obligations denominated in United States Dollars of origin or title existing before January 6, 2002 (at the rate of one United States Dollar equals one Peso) and the application of the stabilization factor ("Coeficiente de Estabilizacion de Referencia" or "CER"), as set forth in Section 4 of Decree 214/2002, to the amounts converted into Pesos.

In view of the abovementioned, Disco S.A. considered that by making the payment of the amount of US$115,416,000, the outstanding balance of the Differed Payment was cancelled.

Likewise, with respect to the payment of the Amount Withheld of US$10,451,351.62 (converted into Pesos by virtue of the aforementioned), Disco S.A. deducted the amounts of the damages arising from Indemnified Claims in accordance with the Share Purchase Contract.

Furthermore, in accordance with the legislation in force, Disco S.A. understood that the payment of the amounts in Pesos described herein constitutes a payment in excess of the total amount of such debt and thus, at the moment such payments were made, Disco S.A. reserved its right to seek the equitable readjustment of the price as set forth in Section 8(Degree) of Decree 214/02 and claim from D&S the amounts paid in excess.

Finally, we also inform you that D&S, for its part, refused to accept the application to this case of the provisions set forth in Law 25561 and Decree 214/02. Therefore, D&S received the funds paid by Disco S.A. as a partial payment.

Sincerely,

                         LUCAS GERARDUS BAPTIST DE JONG
                      Vicepresident in charge of Presidency